Filed by SunTrust Banks, Inc.
                                     Pursuant to Rule 425 under the Securities
                                     Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                     Subject Company: Wachovia Corporation
                                     Commission File No. 1-9021

                                     Date: July 17, 2001

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of a merger between SunTrust Banks, Inc. and Wachovia Corporation, including future financial and operating results, cost savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to SunTrust's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of SunTrust's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of SunTrust and Wachovia may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger;
(5) the regulatory approvals required for the merger may not be obtained on the proposed terms or on the anticipated schedule; (6) the failure of SunTrust's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause SunTrust's results to differ materially from those described in the forward-looking statements can be found in SunTrust's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to SunTrust or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. SunTrust does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

On May 14, 2001, SunTrust delivered a merger proposal to the Board of Directors of Wachovia. Subject to future developments, SunTrust intends to file with the SEC a registration statement at a date or dates subsequent hereto to register the SunTrust shares to be issued in its proposed merger with Wachovia. Investors and security holders are urged to read the registration statement (when available) and any other relevant documents filed or to be with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors and security holders may obtain a free copy of the registration statement (when available) and such other documents at the SEC's Internet web site at www.sec.gov. The registration statement (when available) and such other documents may also be obtained free of charge from SunTrust by directing such request to: SunTrust Banks, Inc., 303 Peachtree Street, N.E., Atlanta, GA 30308, Attention: Gary Peacock (404-658-4753).


The following is a transcript of additions to the content of the web site www.SunTrustWachoviaProposal.com. The web site gives additional information regarding the merger proposal of SunTrust Banks, Inc. with respect to Wachovia Corporation.

The following questions and answers will appear under the Section entitled "Frequently Asked Questions" and under the "Q&A" in each applicable Section.

WB EMPLOYEES

AS A WACHOVIA EMPLOYEE, CAN YOU TELL ME IF SUNTRUST'S SEVERANCE AND BENEFITS PACKAGES ARE COMPARABLE TO THE ONES I CURRENTLY HAVE?
Severance packages for employees displaced in any merger as well as other integration-related issues are typically part of merger negotiations. Since we've not yet had the opportunity to discuss these issues with Wachovia management, it's premature to comment--or to speculate--on details of severance packages.

With that said, SunTrust offers a competitive benefits package and we continually review and update our benefits offerings to ensure that we have the ability to attract and retain the best employees. We would expect that should we enter into merger negotiations with Wachovia, providing highly competitive severance, retirement and other benefits that meet the needs of employees would be a high priority.

WOULD YOU DISPLACE THE MAJORITY OF ALL NORTH CAROLINA BASED HOME OFFICE SENIOR MANAGEMENT?
SunTrust management looks forward to working with senior managers at Wachovia to create the premier financial services franchise in the Southeast. SunTrust expects that there would be leadership roles in the combined company for numerous members of Wachovia's management, and SunTrust's history supports that position--three of SunTrust's four vice chairmen came from acquired companies. In December, SunTrust and Wachovia had agreed to most, if not all, management roles and they were approximately split equally. We would expect to use that plan as a blue print for our discussions with the Wachovia board, but as with other integration issues, it's premature to comment--or speculate--on specifics at this time.

IF YOU ARE SUCCESSFUL, WILL YOU CONTINUE TO SUPPORT COMMUNITY PROJECTS AND CHARITIES THAT WACHOVIA CURRENTLY SUPPORTS?
Like Wachovia, SunTrust has a long history of supporting a variety of community initiatives. We would expect that tradition to continue, however it's premature for us to discuss specific sponsorships or marketing opportunities at this time.

IF SUNTRUST IS ABLE TO ACQUIRE WACHOVIA, DO YOU ALREADY KNOW WHICH BRANCHES WOULD BE KEPT AND WHICH WOULD BE CLOSED?
We don't know. As with other integration issues, we believe it's more beneficial for the combined company, its customers, and employees to work with Wachovia management to thoughtfully develop transition plans. Along with many other issues, those plans would include which branches to close or consolidate.

STI SHAREHOLDER:

AS A SUNTRUST SHAREHOLDER, DO I HAVE ANY VOTE ON THE MERGER AT THIS POINT? Not at this time. In order for Wachovia and SunTrust to successfully merge, Wachovia shareholders must first vote down the proposed First Union and Wachovia merger proposal.

GENERAL

ARE THE TELEVISION ADS THAT FIRST UNION AND WACHOVIA ARE AIRING MISLEADING SINCE THE ADS IMPLY THAT THE COMPANIES HAVE ALREADY MERGED?
We believe that the advertisements, like First Union's successful efforts to change North Carolina law concerning shareholder rights, are just another example of First Union imposing it's will on the Wachovia shareholders.

WB SHAREHOLDER QUESTIONS:

I RECEIVED A SUNTRUST PROXY CARD THAT WAS WHITE, NOT BLUE. WAS THIS A MISTAKE? Unfortunately, the company that tabulates proxy votes for shares held in "street name" included white voter instruction forms that were marked "BLUE PROXY" with a small number of our proxy statement mailings. The white form is a valid proxy when signed, dated and returned to us. In all of our subsequent mailings, the proxy cards and voting instruction forms will be BLUE. We apologize for any confusion this has caused. Over the next several weeks, you will be receiving other proxy materials from SunTrust that will include the BLUE proxy card. Remember, ONLY YOUR LATEST DATED, SIGNED PROXY COUNTS.

IF I AM VOTING FOR SUNTRUST AND SENDING IN MY BLUE PROXY AGAINST THE FTU/WB MERGER, WHY CAN'T I SEND IN MY WACHOVIA PROXY AND STILL VOTE AGAINST IT?
We believe that it's important that you vote against the merger on the BLUE proxy card because we can ensure that your proxy is validly executed and it provides us with the ability to help us gauge shareholder support for our efforts and fine tune our communication efforts. And finally, if you vote on the white proxy card and for whatever reason, do not mark the AGAINST box for the merger proposal, you will have inadvertently voted for the merger. All of the proposals to be voted on at the Meeting appear on the BLUE proxy card, so there is no need to use the white proxy card.

WHY AM I RECEIVING MULTIPLE PROXY CARDS FOR THE SAME STOCK? WHAT HAPPENS IF I SEND IN BOTH?
Both companies are sending multiple cards to insure that you vote your shares. You may vote as many times as you'd like, but ONLY YOUR LATEST DATED, SIGNED PROXY COUNTS. If you have any questions or need any assistance in voting your shares, please call our proxy solicitor, Innisfree M&A Incorporated, toll-free at 1-877-750-9501.

IS IT TRUE THAT IF I OWN STOCK THROUGH THE WACHOVIA RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND DO NOT INSTRUCT THE TRUSTEE HOW TO VOTE MY SHARES, THE TRUSTEE WILL VOTE MY SHARES AT ITS DISCRETION?
Under the provisions of the plan, IF YOU DO NOT DIRECT THE TRUSTEE AS TO HOW TO VOTE YOUR PLAN SHARES, SOMEONE ELSE WILL MAKE THAT DECISION FOR YOU. Wachovia has designated U.S. Trust Company, N.A. to vote your Plan shares if you don't.

CAN I VOTE MY SHARES THROUGH THE INTERNET OR ON THE PHONE?
No. Because this is a contested solicitation, your shares can only be voted through a written proxy or by attending the meeting. If you have any questions or need any assistance in voting your shares, please call our proxy solicitor, Innisfree M&A Incorporated, toll-free at 1-877-750-9501.

WHAT DO I DO IF I INCORRECTLY FILL OUT MY PROXY CARD?
Over the next several weeks, you will be receiving letters and proxy materials from SunTrust. Each mailing will contain a proxy card, which you may use to vote your shares at the meeting. If you've changed your mind, or think you made a mistake on an earlier proxy, please sign, date and return another proxy card. You may vote as many times as you'd like, but ONLY YOUR LATEST DATED, SIGNED PROXY COUNTS. If you have any questions or need any assistance in voting your shares, please call our proxy solicitor, Innisfree M&A Incorporated, toll-free at 1-877-750-9501.